Exhibit (p)

Board of Trustees

83 Investment Group Income Fund

27200 Agoura Road, Suite 200

Calabasas, CA 91301

Re:	Initial Capital Investment

Dear Board Members:

In connection with the initial capitalization of the Trust, M83 Investment Group, LLC, will invest the initial $100 of seed capital into the Trust as required by Section 14 of the Investment Company Act of 1940, as amended.

M83 Investment Group, LLC, hereby represent that the purchase of $100 of the Fund’s shares is for investment purposes only, and not for distribution or resale to the public.

Sincerely,

M83 Investment Group, LLC

By:	/s/ Meghan Pinchuk
Name:	Meghan Pinchuk
Title:	Manager
Date:

ACCEPTANCE:

The foregoing Letter is hereby accepted.

83 Investment Group Income Fund

By:	/s/ Meghan Pinchuk
Name:	Meghan Pinchuk
Title:	President and Principal Executive Officer
Date: